Exhibit 4.35

CONSULTANCY SERVICES AGREEMENT

by and between

AURINKA PHOTOVOLTAIC GROUP, S.L.

("Aurinka'' or the "Consultant")

And

FERROSOLAR OPCO GROUP, S.L.

("OpCo")

Madrid, on 11 July 2019

INDEX

1.	DEFINITIONS AND INTERPRETATION	5
1.1	Definitions	5
1.2	Interpretation	8
2.	SERVICES	8
2.1	Description	8
2.2	Staff	9
2.3	Standard of Performance	9
2.4	Records and Audit	9
4.	FEES, PAYMENT AND INVOICING	10
4.1	Fees for Services	10
4.2	Method of payment and invoicing	10
5.	REIMBURSABLE EXPENSES	10
6.	REPRESENTATIONS AND WARRANTIES	11
7.	NON-CONFORMING SERVICES	11
8.	INSURANCE. LIMITATION OF LIABILITY	11
8.1	Insurance coverage for Aurinka Personnel	11
8.2	General liability insurance policy	11
8.3	Limitation of Liability	12
9.	COMPLIANCE WITH LAWS	12
10.	INDEMNIFICATION	12
11.	INDEPENDENT CONTRACTOR	12
12.	BREACH OF CONTRACT AND REMEDIES	13
12.1	Breach by Aurinka; remedies	13
12.2	Breach by OpCo; remedies	13
13.	CONFIDENTIALITY	14
14.	FORCE MAJEURE	14
15.	TERM AND TERMINATION	15
15.1	Date of effect and duration of the Agreement	15
15.2	Survival of obligations and liabilities assumed under this Agreement and of damages incurred	15
15.3	Early termination	15
16.	INTELLECTUAL PROPERTY	16
17.	CONFIDENTIAL INFORMATION	16
18.	NOTICES	17
19.	MISCELLANEOUS	18
19.1	Execution	18
19.2	Amendments and Supplements	18
19.3	Headings	18
19.4	Successors and Assigns	19
19.5	Waiver	19
19.6	Cost and expenses	19
19.7	Severability	19
19.8	Entire Agreement	19
19.9	Languages	19
20.	GOVERNING LAW; jurisdiction	20
ANNEX 1	21	21

ANNEX 2	22	22
ANNEX 3	23	23

CONSULTANCY SERVICES AGREEMENT

This Agreement is made in Madrid, on 11 July 2019.

BETWEEN

I.

On the one hand, Mr. Benjamín Llaneza Caruana, of legal age, a Spanish national, with professional address at 28521 Rivas-Vaciamadrid (Madrid, Spain), Calle Marie Curie, 19, Ed. Autocampo, holder of Spanish Identity Document number 50.446.574-F, in force, acting on behalf of the Spanish corporation "AURINKA PHOTOVOLTAIC GROUP, S.L." (hereinafter indistinctly referred to as the “Consultant” or "Aurinka"), a company incorporated under the Laws of Spain. It is duly recorded at the Madrid Commercial Register. Its official tax number (C.I.F.) is B86070547. Mr. Llaneza Caruana is duly empowered.

II.

On the other hand, Ms. Clara Cerdán Molina, of legal age, a Spanish national, with professional address at 28046 Madrid (Spain), Torre Espacio, Paseo de la Castellana, 259-D, Planta 49, holder of Spanish Identity Document number 48498082-Y, in force, acting on behalf of the Spanish corporation Ferrosolar OpCo Group, S.L. (hereinafter, "OpCo"), a company incorporated under the Laws of Spain. It is duly recorded at Volume 34796, Sheet 167, Page M-625889, of the Madrid Commercial Register. Its official tax number (C.I.F.) is B-87576567.

Each OpCo and Aurinka PV shall be hereinafter individually referred to as a "Party", and all of them shall be jointly referred to as the "Parties".

The Parties hereby acknowledge each other's full legal capacity for the execution and delivery of this Agreement and make the following

RECITALS

I.-Whereas Aurinka is a specialized energy-related technology venture engaged in activities related to the development and manufacturing solar-grade silicon, including but not limited to (i) the process for the production of solar-grade silicon (SoGSi) via UMG and (ii) its know-how for the production of UMG SoGSi and photovoltaic (PV) wafers from such UMG SoGSi.

II.-Whereas on 20 December 2016, Aurinka, Blue Power Corporation, S.L.,  Grupo Ferroatlántica, S.A.U, Ferroatlántica S.A.U. and Silicio FerroSolar, S.L.U. entered into a joint venture agreement for the purpose of developing and manufacturing UMG through a joint venture (the “Joint Venture Agreement”), which was subsequently novated and amended on 24 February 2017.

III.-Whereas on 28 April 2017 Aurinka and FAT entered into a consultancy services agreement for the provision of certain services in connection to the operation of the solar quality silicon production project developed by OpCo at the Puertollano Facility (the “Project”), which has been terminated with effects as from 1 January 2019.

IV.-Whereas the Joint Venture Agreement and all the remaining agreements in connection thereto have been terminated with effects as from today.

V.-Whereas Aurinka will provide OpCo certain consultancy services in relation to the Puertollano facility, in accordance to the provisions of this agreement.

VI.-Whereas Grupo FerroAtlántica. S.A.U., as sole shareholder of FerroAtlántica. S.A.U., is currently under a corporate reorganization process in order to promote and facilitate the separate and independent management of each of its business’ branches. In this context, on 2 April 2019, the partial spinoff without extinction of FerroAtlántica. S.A.U. was signed before a Public Notary by means of the transfer by the universal succession of its financial branch of the business, consisting of shares, quotas and/or shareholding interests that confer the majority of the share capital in other companies, in favour of a newly created limited liability company so-called FerroAtlántica Participaciones, S.L.U. (the "Beneficiary"), receiving Grupo FerroAtlántica, S.A.U. 100% of the Beneficiary share capital once the execution of the spinoff is registered at the Commercial Register. The financial assets transferred to the Beneficiary include, among others, all OpCo’s shares held by FerroAtlántica, S.A.U. at the time the spinoff was executed. Therefore, once the spinoff registration takes place, and therefore, the Beneficiary is effectively incorporated, the latter will hold all OpCo’s shares transferred by FerroAtlántica, S.A.U. following the registration of the spinoff, becoming the Beneficiary effectively a  shareholder of OpCo.

VII.-Whereas the Parties’ intention, through this agreement, is  to formalise the rendering of services to OpCo by Aurinka with effects as from 1 January 2019 (the “Agreement”).

THEREFORE, in consideration of the mutual undertakings and representations and warranties herein contained, the Parties, intending to be legally bound, hereby agree as follows:

CLAUSES

1.DEFINITIONS AND INTERPRETATION

1.1Definitions

In this Agreement, the following words and expressions shall have the following meanings:

“Agreement”   means this Agreement and any relevant Statements of Work (“SOW”), Work Authorizations (“WA”), and other attachments or appendices specifically referenced in this Agreement.

“Confidential Information” means any and all proprietary and confidential information respecting the business, commercial, legal, financial and technical interests and operations of OpCo, including but not limited to, any and all data, records, reports, calculations, opinions, maps, charts, documents, information and materials (including documents, interpretations, plans, maps, sections, drawings, writings, papers, materials and all other things related thereto), policies, services, processes, procedures, methods, formulations, trade secrets, intellectual property, facilities, products, plans, affairs, transactions, organizations, supplier and client lists, and analyses, interpretations, studies and opinions in any way derived from any of the Confidential Information, all summaries, extracts or copies therefrom and all notes, memoranda, or analysis based thereon, regardless of the format (e.g., electronic, paper, film, or oral) in which the Confidential Information is conveyed, stored, or presented. Confidential Information shall not include information which (i) is part of the public domain at the time it is disclosed to Aurinka; (ii) is made known to Aurinka without an obligation of confidentiality by a third party who did not acquire the information, either directly or indirectly, under an obligation of confidentiality; (iii) after it is made known to Aurinka becomes part of the public domain through no fault of Aurinka or of any person to whom Aurinka has disclosed the Confidential Information; or (iv) Aurinka can establish was in its possession prior to the disclosure of such Confidential Information by OpCo without breach of any obligation of confidentiality and not obtained by any illegal or improper means.

“Consultant Know-How” shall mean any previous proprietary know-how which Aurinka has.

“Deliverables” means items that Aurinka prepares for or provides to OpCo or Customer as described in a SOW and/or WA. Deliverables include Developed Works, Preexisting Materials, and Tools.

“Developed Works” means all work product (including software and its Externals) developed in the performance of this Agreement as described in a SOW and/or WA. Developed Works do not include Preexisting Materials, Tools, or items specifically excluded in a SOW and/or WA.

"Externals" shall mean any physical medium in any format, either analogical or digital, that contains data, software, information or any other content.

“Intellectual Property Rights” means all intellectual and industrial property rights of OpCo which include rights to inventions and patents for inventions, including reissues thereof and continuations in part, copyright, designs and industrial designs, trademarks, know-how, trade secrets and confidential information, and other proprietary rights.

“Inventions” means ideas, designs, concepts, techniques, inventions, utility models, discoveries or improvements, whether or not patentable, conceived or reduced to practice by the Personnel in performance of this Agreement.

“Joint Inventions” means Inventions made by Aurinka’s Personnel jointly with OpCo’s personnel.

“Personnel” means agents, employees, contractors or subcontractors engaged or appointed by Aurinka.

“Plant” means the industrial facility located at Puertollano (Ciudad Real, Spain).

“Preexisting Materials” means items including their Externals, contained within a Deliverable, in which the copyrights are owned by a third party or that supplier prepared or had prepared outside the scope of this Agreement. Preexisting Materials exclude Tools but may include material that is created by the use of Tools.

“R&DCo” means “Ferrosolar R&D, S.L.”, a Spanish corporation duly incorporated and in valid legal existence in accordance with the laws of Spain, having its registered address in 28046 Madrid (Spain), Torre Espacio, Paseo de la Castellana, 259-D, Planta 49.  It was duly incorporated on May 31, 2016, before the Notary Public of Madrid, Mr. Antonio de la Esperanza Rodríguez, with the number 2.080 of his official record. It is duly registered with the Commercial Registry of Madrid, under,  Volume 34.796, Section 8, Sheet 180, Page M-625891. Its Tax Number is CIF B-87576740.

“Services” shall mean the services to be provided by the Consultant to OpCo and described at Annex 1 hereto and the work that Aurinka performs for OpCo as described in a SOW and/or WA.

“Statement of Work” or “SOW” means any document that: (i) identifies itself as a statement of work; (ii) is signed by both parties; and (iii) incorporates by reference the terms and conditions of this Agreement.

"Tools”  shall mean any devices, instruments and/or any other means used by Aurinka to perform the Services

1.2Interpretation

2.2.1.

References in this Agreement to any statutory provision shall be deemed to include references to any statutory provision which updates, consolidates or replaces the same, provided that such updating, consolidating or replacing legislation does not alter the substance of the existing provision and shall be deemed to refer to any other regulation, instrument or other subordinate legislation made under such updating provision.

2.2.2.	Reference to a clause or sub-clause shall be a reference to a clause or sub-clause of this Agreement.

2.2.3.	The clause or sub-clause headings in this Agreement are inserted for convenience only and shall not be deemed to affect the construction or interpretation hereof.

2.2.4.

Where the context so admits words importing the singular shall include the plural (and vice versa), words importing masculine shall include the feminine and neuter (and vice versa) and words importing persons shall include corporate bodies, partnerships, companies and other business or governmental entities or instrumentalities, whether registered or not, as well as individuals.

2.SERVICES

2.1Description

Subject to the terms and conditions of this Agreement, OpCo hereby retains Aurinka as a consultant and technical advisor to perform the consulting Services, as said Services may be amended in writing from time to time by mutual agreement between the Parties, and Aurinka agrees, subject to the terms and conditions of this Agreement, to render such Services during the term of this Agreement. Aurinka shall render the Services hereunder at the Plant at such times specified by OpCo.

2.2Staff

The staff to be employed at all times by Aurinka is described at Annex 2 attached to this Agreement.

2.3Standard of Performance

Aurinka shall perform all Services required of it under this Agreement (i) with the degree of skill, care and diligence normally shown by a professional corporation performing services of a scope, purpose and magnitude comparable with the nature of the Services to be provided under this Agreement; (ii) in a manner consistent with OpCo’s directions; (iii) a  reasonable and prudent operator; and (iv) all applicable laws.  Aurinka shall at all times assure timely and satisfactory rendering and completion of its Services. Aurinka shall assure that all Services which require the exercise of professional skills or judgment shall be accomplished by professionals qualified and competent in the applicable discipline and appropriately licensed, if required by law. Aurinka shall remain responsible for the professional and technical accuracy of all Services or Deliverables furnished, whether by Aurinka or its subcontractors (the “Subcontractors”), or others on its behalf. All Deliverables shall be prepared in a form and content satisfactory to OpCo and shall be delivered in a timely manner consistent with the requirements of this Agreement.

If Aurinka fails to comply with the foregoing standards, Aurinka shall perform again, at its own expense, any and all Services required to be performed again as a direct or indirect result of such failure. Any review, approval, acceptance or payment for any and all of the Services by OpCo shall not relieve Aurinka of its responsibility for the professional and technical accuracy of its Services and Deliverables.

2.4Records and Audit

Aurinka shall be responsible for maintaining proper, accurate and complete accounting records of all expenditures for Services and Deliverables, including records demonstrating the eligibility of expenditures for payment out of this Agreement in accordance to Clause 5 below.

3.KEY PERSONNEL

In addition to the general obligation to provide qualified and competent Personnel,  Aurinka shall assign and maintain during the term of this Agreement and any extension of it an adequate staff of competent Personnel that is fully equipped, licensed as appropriate, available as needed, and qualified to perform the Services, including among its staff the Key Personnel identified in Schedule 2 to this Agreement, who shall be fully assigned and maintained, at least, until 10 October 2019.

Without prejudice to Aurinka’s general obligation to provide qualified and competent Personnel, from 11 October 2019 onwards, Aurinka undertakes to maintain and assign, at least, one third of the Key Personnel for the purpose of rendering the Services.

4.FEES, PAYMENT AND INVOICING

4.1Fees for Services

4.1.1As consideration for the Services effectively rendered by Aurinka to OpCo, the latter shall pay Aurinka a  monthly fee of Euro THIRTY THOUSAND (€ 30,000), plus VAT and any other applicable taxes (the “Monthly Fee”).

4.1.2 The Parties agree that the Services rendered by Aurinka to OpCo from 1 January 2019 to 30 June 2019 amounting to ONE HUNDRED AND EIGHTY THOUSAND EUROS (€180,000.00). On this regard, the Parties expressly acknowledge that a payment on account of such amount was made to Aurinka on 26 March 2019 in the amount of EIGHTY THOUSAND EUROS (€80,000.00). Therefore, OpCo will pay Aurinka the outstanding  amount of ONE HUNDRED THOUSAND EUROS (€100.000) no later than ten (10) calendar from the date hereof, provided that Aurinka issues the relevant invoice for an amount of ONE HUNDRED AND EIGHTY THOUSAND EUROS (€180,000.00) within such ten (10) days period.

4.1.3For the payment, Aurinka shall issue monthly invoices for an amount equal to the Monthly Fee each, and OpCo shall pay them within a thirty-day period from the date of issuance of the relevant invoice.

4.1.4In case the Agreement is early terminated in accordance with its terms and conditions, the payment corresponding to the Services rendered during the last calendar month on which the Agreement was in force shall be proportional to the number of days during which the Agreement was in force during that relevant month and shall be calculated by dividing the Monthly Fee into said number of days. The same principle will apply in case the Services are discontinued at any moment during the life of this Agreement.

4.2Method of payment and invoicing

As long as this Agreement is in full force and effect, Aurinka shall issue monthly invoices to OpCo for an amount equal to the Monthly Fee. OpCo shall pay such invoices within the thirty (30) days period following the date on which it receives each invoice, without prejudice to the provisions under Clause 7. All amounts due under this Agreement shall be paid via wire transfer to the bank account number of Aurinka indicated in Annex 3.

5.REIMBURSABLE EXPENSES

5.1 OpCo shall reimburse Aurinka for travel expenses and sustenance directly related to the maintenance of the Plant provided that any such expenses are previously approved by OpCo.

5.2Aurinka shall not be entitled to compensation under this Clause for the services of Subconsultants hired to perform the Services under this Agreement.

6.REPRESENTATIONS AND WARRANTIES

6.1Aurinka represents and warrants to OpCo that the Services provided under this Agreement shall be performed in a good, workmanlike and efficient manner, in accordance with the generally accepted industry standards for consultants providing similar services and all applicable laws, regulations, labour agreements and working conditions to which Aurinka, the Services and the Project are subject.

6.2In addition, Aurinka represents and warrants to OpCo that the provision of the Services under this Agreement does not infringe any intellectual property rights, copyright, constitute unfair competition and/or violate any third party rights.

7.NON-CONFORMING SERVICES

In the event OpCo’s rejects non-conforming Services, Aurinka shall immediately correct the non-conformance, which in any event shall not exceed thirty (30) days or such shorter period specified by OpCo as will not impede its operations, provided that any resulting delay in its receipt of conforming Services is not likely to impede OpCo's operations, as determined by OpCo, in its sole discretion, of which OpCo shall give Aurinka notice. Should Aurinka fail to correct the non-conformance within the period specified above, in additional to all other rights and remedies available to it, OpCo may recover the reasonable costs incurred in correcting the non-conforming Services and will be entitled to withhold any fees to be paid to Aurinka until the relevant Services are properly performed according to the Agreement.

8.INSURANCE. LIMITATION OF LIABILITY

8.1Insurance coverage for Aurinka Personnel

Aurinka hereby undertakes to ensure that all the Personnel, all of its employees, supervisors, subcontractors and their employees and/or representatives will be fully covered under applicable laws and which costs will be the sole responsibility of Aurinka. At OpCo’s written request, it shall provide written evidence that such obligations have been complied with.

8.2General liability insurance policy

Throughout the Term of this Agreement and for a period of one (1) year thereafter, Aurinka shall maintain at its own expense, and with a leading insurance company authorized to do business in Spain, a comprehensive general liability insurance policy (including professional negligence) with a limit of not less than 500.000 euros. Such policy shall name OpCo as an additional or co-insured and shall contain a cross liability clause. Upon request from OpCo,  Aurinka shall deliver to OpCo a certified copy of an insurance policy or a certificate of insurance stating that the insurance required under this Agreement is in good standing.

8.3Limitation of Liability

To the fullest extent permitted by law, and not withstanding any other provision of this Agreement, the total liability, in the aggregate, of Aurinka and Aurinka’s officers, directors, partners, employees and subcontractors, and any of them, to OpCo for any and all claims, losses, costs or damages, including attorneys’ fees and costs and expert-witness fees and costs of any nature whatsoever or claims expenses resulting from or in any way related to the Services or the Agreement from any cause or causes shall not exceed the total amount of 500,000 euros. It is intended that this limitation apply to any and all liability or cause of action however alleged or asserted, with the exception of (i) negligence and/or willful deceit (dolo); and (ii) any claim made by any third party, which shall not be subject to any limitation whatsoever.

9.COMPLIANCE WITH LAWS

In the performance of its obligations under this Agreement, Aurinka shall comply with all applicable laws. In addition, Aurinka and its Personnel shall comply with the Beneficiary,  Grupo Ferroatlántica, S.A.U., FerroAtlántica, S.A.U., OpCo, Silicio FerroSolar, S.L.U. and R&DCo general policies and guidelines, including, but not limited to the following: (i) Health & Safety Regulations, and (ii) Code of Business Conduct and Ethics.

10.INDEMNIFICATION

Aurinka shall, at its own expense, hold harmless and defend OpCo against any claim, suit or proceeding brought against OpCo and/or against any company belonging to the same group of companies to which it belongs (as the term “group” is defined under article 42 of the Spanish Code of Commerce), which is based upon a claim, whether rightful or otherwise, in connection to the Service, including, but not limited to, that the Services or any part thereof furnished under this Agreement constitutes unfair competition and/or an infringement of any patent, trade-mark or other intellectual property rights or other third party rights, and Aurinka shall pay all damages and costs awarded against OpCo and/or its relevant group company. In case any Services, or any part thereof, is in such suit held to constitute infringement and the use of such Services or part is enjoined, Aurinka shall, at its own expense and at its option, either procure for OpCo the right to continue using such Services or part thereof; or modify the Services or part thereof so it becomes non-infringing.

11.INDEPENDENT CONTRACTOR

Nothing in this Agreement shall be construed to create an employment, partnership, fiduciary relationship or other relationship between the Parties, other than the relationship of buyer and seller. Aurinka is an independent contractor and will be solely responsible for the supply of competent manpower and adequate supervision, wages, bonuses, personal tools, transportation, supplies, and materials as are required to perform its obligations under the Agreement. Aurinka hereby confirms that all of its Personnel will be fully covered under all applicable Workers’ Compensation Laws and Social Security regulations.

12.BREACH OF CONTRACT AND REMEDIES

12.1Breach by Aurinka; remedies

12.1.1The occurrence of any one or more of the following shall constitute a “breach of contract” by Aurinka:

(A)	Material breach (incumplimiento esencial) to perform its obligations under this Agreement; or

(B)	Failure of the Consultant to perform, keep or observe any other covenants, conditions, promises, agreements or obligations of Aurinka under this Agreement.

12.1.2A written notification of the breach shall be provided by OpCo to Aurinka, with a specific description of the breach. Aurinka will have a period of thirty (30) days from the date of receipt of the written notice to cure such breach.

12.1.3In addition to the remedies provided under Clause 7 above, the remedies for a material breach contemplated by Clause 12.1.1(A) above will be (i) termination of the Agreement as envisaged at Clause 15.3 below and/or (ii) damages, at OpCo’s option. Upon the giving of such notice as provided herein, Aurinka must discontinue any Services, unless otherwise directed in the notice, within the next ten (10) days.

12.1.4In addition to the remedies provided under Clause 7 above, the remedies for any other breach contemplated by Clause 12.1.1(B) above will entitle OpCo, at its option, to (i) request specific performance, (ii) the right to money damages and (iii) any other right or remedy as provided in the Agreement or available at law.

12.2Breach by OpCo; remedies

12.2.1The occurrence of any one or more of the following shall constitute a “breach of contract” by OpCo:

(A)	Failure to pay the fees, unless otherwise provided under the Agreement; and

(B)	Any action or omission limiting, hindering or precluding Aurinka’s ability to provide the

Services.

12.2.2A written notification of the breach shall be provided by Aurinka to OpCo, with a specific description of the breach. OpCo will have a period of thirty (30) days from the date of receipt of the written notice to cure such breach.

12.2.3The remedies for a material breach contemplated by Clause 12.2.1(A) above will be (i) termination of the Agreement as envisaged at Clause 15.3 and/or (ii) damages, at OpCo’s option. Upon the giving of such notice as provided herein, Aurinka will be entitled to discontinue any Services and claim the full amount of fees for the pending Term of this Agreement.

12.2.4The remedies for any other breach contemplated by Clause 12.2.1(B) above will entitle Aurinka, at its option, to (i) the right to money damages, (ii) suspend performance and (iii) any other right or remedy as provided herein, or available at law.

12.2.4The total liability of OpCo to Aurinka under this Agreement will be limited to the amount of the fees lawfully accrued by Aurinka from time to time, in accordance with the Agreement.

13.CONFIDENTIALITY

13.1Aurinka acknowledges that it will have access to Confidential Information of OpCo.  Aurinka covenants and agrees that during the Term of this Agreement and for a period of three (3) years following the termination of the Agreement it shall receive, protect and maintain the Confidential Information in the strictest confidence and shall not to disclose the Confidential Information to any person for any reason whatsoever other than to Aurinka’s Personnel who have a need to know the Confidential Information for the purposes of this Agreement.

13.2On written request, Aurinka shall notify OpCo of the identity of each of Aurinka’s Personnel to whom any Confidential Information has been delivered or disclosed. Aurinka agrees that prior to disclosure of Confidential Information to any such Personnel it will inform each such Personnel of the confidential nature of the Confidential Information and require each such Personnel to treat the Confidential Information as confidential.

13.3Aurinka shall use the Confidential Information, directly or indirectly, solely for the purpose of performing its obligations under this Agreement.

13.4Aurinka agrees that upon written request by OpCo it will: (i) promptly return, within five (5) Business Days of receipt of OpCo’s request, all Confidential Information and any and all copies thereof to OpCo and shall require each of its Personnel to do likewise; and (ii) certify in writing that it and its Personnel have permanently deleted any Confidential Information stored by it in a computer or electronic retrieval system so that it is incapable of retrieval. Aurinka acknowledges that the Confidential Information is proprietary and confidential and that OpCo will be irreparably damaged if any of the provisions contained in this Clause are not performed by the Aurinka or its Personnel in accordance with the terms set out herein.

13.5Aurinka undertakes to ensure that its Subcontractors will fulfill the confidentiality obligations provided in this Agreement.

14.FORCE MAJEURE

14.1Aurinka shall not be liable for delays in delivery or failure to deliver Services, and OpCo shall not be liable for delays or failure in the purchase, acceptance or consumption of Services, due to causes (except financial) beyond such Party's reasonable control, including, without limitation, acts of God, acts of civil or military authority, fires, floods, demonstrations or protests, epidemics, wars or riots.

14.2The Party declaring force majeure shall provide written notice to the other Party describing the cause and the period of expected delay. If, under these circumstances, the Party not declaring force majeure decides that any such delay is not likely to impede its operations, the date of delivery, purchase or consumption, as the case may be, shall be extended for the period equal to the time actually lost by reason of the delay. However, if such Party decides that such delay is likely to impede its operations, both Parties hereto shall immediately consult with one another for the purpose of determining and agreeing upon a basis on which the delivery, purchase or consumption of Services shall resume prior to the end of the delay period. If the Parties do not, within fifteen (15) days of their initial consultation, agree upon a solution of the problems involved, then both Parties agree to submit such dispute as envisaged by Clause 20 below.

15.TERM AND TERMINATION

15.1Date of effect and duration of the Agreement

This Agreement shall take effect on the date hereof and shall be in full force and affect until the earlier of (i) 30 December 2020, inclusive, or (ii) the date on which the existing assets owned by OpCo and located at the Plant are transferred to a third party;  or (iii) the date on which a number of shares representing more than 50% of OpCo’s share capital are transferred, directly or indirectly, by its current shareholders (i.e. FerroAtlántica. S.A.U. and Grupo FerroAtlántica. S.A.U.) to a third party, other than to a company belonging to the same group of companies to which they belong (the “Term”).

Notwithstanding the foregoing, the Parties acknowledge and agree that Services have been rendered with effects as from 1 January 2019.

Other than as set forth in Clause 15.3 below, the Parties will not be entitled to the early terminate this Agreement, and therefore, it will be in force during the Term.

15.2Survival of obligations and liabilities assumed under this Agreement and of damages incurred

Notwithstanding the termination of this Agreement, the obligations and liabilities arising hereof, as well as the liability for damages caused to any of the Parties by breach of this Agreement by the other Party shall survive.

15.3Early termination

Provided that the non-defaulting Party notifies such default to the defaulting Party and this defaulting Party fails to remedy the breach within thirty (30) calendar days following receipt of the notice, notwithstanding the non-defaulting Party right to claim damages, the Parties agree that the breach of “essential obligations” shall be a cause of early termination of this Agreement.

16.INTELLECTUAL PROPERTY

16.1Subject to the limitations and provisions of Spanish Patent laws, the Parties agree that title to all Inventions, Developed Works and Joint Inventions developed under this Agreement shall be (i) notified in writing by Aurinka to OpCo and (ii) shall be considered to be the property of OpCo, and therefore, are, and shall be, automatically assigned to it.

16.2Aurinka agrees that OpCo shall be the exclusive owner of all intellectual property rights howsoever created or developed by Aurinka, whether by it alone or jointly or with the contribution or assistance of others arising out of its engagement with OpCo. Aurinka further agrees that it has no rights in any such intellectual property rights and hereby assigns and/or licenses to OpCo, to the maximum extent permitted by law, all rights, title and interest that may accrue to Aurinka as a result of its engagement with OpCo.  Aurinka hereby undertakes and agrees, and to cause the Personnel, to waive all moral rights and droits de suite that either Aurinka and/or the Personnel now or in the future may have to the such intellectual property right.

16.3Aurinka undertakes to execute all necessary agreements with its Subcontractors so that all Intellectual Property created or developed by Aurinka with the participation of said Subcontractors, as the case may be, is assigned and/or licensed, to the maximum extent permitted by law,  to OpCo.

16.4OpCo acknowledges that Aurinka possesses knowledge and expertise relating to the subject matter (the “Consultant Know-How”), which may include intellectual property rights in certain Tools and Pre-existing Materials used by Aurinka in performing the Services. Nothing in this Agreement is intended to transfer to OpCo any rights in the Consultant Know-How, which shall remain the property of Aurinka. To the extent that any Consultant Know-How is included in any Deliverables, Aurinka (i) shall notify OpCo such Consultant Know-How included in the Deliverables, clearly detailing and specifying such Consultant Know-How included in the Deliverables; and (ii) hereby grants to OpCo a perpetual non-exclusive right and license to use and reproduce the Consultant Know-How to the extent necessary, in OpCo’s  reasonable opinion, to exercise OpCo’s rights in the Deliverables.

17.CONFIDENTIAL INFORMATION

17.1 Aurinka acknowledges and agrees that OpCo is the custodian and owner of confidential, customer and proprietary information, as well as personal information, all of which OpCo is required to protect. Aurinka agrees to maintain at all times strictly confidential the corporate, customer and personal information it may have access to in providing the Services.

17.2The terms and conditions described in this Agreement and its Annexes, any information and documentation delivered by one Party to any other Party in connection herewith (hereinafter, the “Confidential Information”) shall be kept strictly confidential by the Parties. Each Party agrees to limit the distribution of this Agreement and the Confidential Information received only to those responsible officers, employees, agents or professional advisors (all of whom shall be informed of the confidentiality thereof and shall agree to keep it confidential to the same extent the distributing Party is bound) as far as necessary for the completion of this Agreement.

17.3The undertakings set forth in this Clause shall decline only as required by any applicable regulations or by the rules or regulations of any stock exchange or other regulatory body to which either of the Parties (or any ultimate holding company or group company of such Party) is subject or as required for the implementation of the transactions set forth hereunder.

17.4Should any Party determine that it is required by applicable regulations or by any regulatory authorities (including securities and stock exchange regulators) or bodies to disclose information regarding this Agreement or to file this document with any governmental authority, it shall, within a reasonable time and to the extent applicable before making any such disclosure or filing, consult with the other Party regarding such disclosure or filing or seek confidential treatment for such portion of the disclosure or filing as may be requested by the other Party. The previous confidentiality obligations will not apply to any Confidential Information which may properly come into the public domain through no fault of the Party.

17.5Any press releases which any Party wishes to make shall be agreed between the Parties and shall not contain any reference to the amount of the investments made by the Parties.

18.NOTICES

All notices and other communications required or permitted by this Agreement to be given to a Party by another Party shall be served in writing and be deemed duly served, given and received (i) at the time of receipt in the case of the notice being delivered by hand; (ii) at the time of transmission (with appropriate confirmation of receipt), in the case of the notice being served by facsimile or telex; and (iii) three days after posting, in the case of the notice being served by registered post or by an internationally recognized courier and if there is evidence of receipt to the following addresses:

-	If to Aurinka:

Mr. Benjamin Llaneza Caruana

AURINKA PHOTOVOLTAIC GROUP, S.L.

Calle Marie Curie, 19, Ed. Autocampo

228521 Rivas-Vaciamadrid

Madrid (Spain)

Phone: + 34 914 99 41 97

Email: bllaneza@Aurinkapv.com

with copy to:

Mr. Alejandro Fernández de Araoz

Partner

ARAOZ Y RUEDA ABOGADOS

Paseo de la Castellana, nº 246

28046 Madrid (Spain)

Phone: +34 91 319 02 33

Email: araoz@araozyrueda.com

-	If to FERROSOLAR OPCO GROUP, S.L.:

Mr. Pedro Larrea Paguaga

CEO

GRUPO FERROATLÁNTICA, S.A.U.

Torre Espacio

Paseo de la Castellana, nº 259 D – planta 49

28046 Madrid (Spain)

email: pedro.larrea@ferroglobe.com

with copy to:

Ms. Clara Cerdán Molina

General Counsel

GRUPO FERROATLÁNTICA.S.A.U.

Torre Espacio

Paseo de la Castellana, nº 259-D – planta 49

28046 Madrid, Spain

Phone: +34 91 590 32 45

email: ccerdanmolina@ferroatlantica.es

Each notice and communication made or delivered by one Party to another pursuant to this Agreement shall be in English.

19.MISCELLANEOUS

19.1Execution

This Agreement may be executed in any number of counterparts and by the different Parties on separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute but one and the same instrument.

19.2Amendments and Supplements

Except as otherwise provided in this Agreement, neither this Agreement nor any of the terms hereof may be amended, supplemented or modified orally, but only by an instrument in writing signed by all Parties.

19.3Headings

The headings of the clauses and sub-clauses of this Agreement have been inserted for convenience of reference only and shall not modify, define or limit any of the terms or provisions hereof.

19.4Successors and Assigns

This Agreement may not be assigned without the approval of all the Parties. Any transfer of Shares in accordance with this Agreement (unless by means of a public offering) will require the prior express written acceptance by the acquiring third party to be bound by the terms and conditions of this Agreement.

19.5Waiver

No provision of this Agreement may be waived except in writing by the waiving party. The waiver of any breach of any term or condition hereof shall not be deemed a waiver of any other or subsequent breach, whether like or different nature.

19.6Cost and expenses

Except as otherwise provided for in this Agreement, each Party shall bear the expenses on which it may incur in the preparation, execution, and implementation of this Agreement, including, without limitation, fees and expenses of experts and legal counsel and notarial costs in case the Parties wish to formalize this Agreement into a public deed once executed.

19.7Severability

If any provision of this Agreement is declared by a court of competent jurisdiction to be illegal, unenforceable, void or voidable, that provision shall be modified so as to be enforceable and as nearly as possible reflect the original intention of the Parties hereto, it being agreed and understood by the Parties hereto that (i) this Agreement and all the provisions hereof shall be enforceable in accordance with their respective terms to the fullest extent possible permitted by law, and (ii) the remainder of this Agreement shall remain in full force and effect.

19.8Entire Agreement

Except for the Investment Agreement which remains fully valid and applicable, this Agreement and the Annexes attached hereto constitute the entire contract between the

Parties hereto with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to confer upon any person other than the Parties hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement. In particular, the Term Sheet dated 9 May 2016 is expressly superseded.

19.9Languages

This Agreement shall be only executed in the English version, which shall at all times prevail. The Parties agree that, for information purposes, a Spanish translation of this Agreement may be requested.

20.GOVERNING LAW; jurisdiction

20.1This Agreement shall be governed by and shall be construed in accordance with the laws of Spain.

20.2All disputes arising out of or in connection with the present contract shall be finally settled by the Courts of the city of Madrid.

IN WITNESS THEREOF, the duly authorized officers of the Parties have executed this Agreement in two original counterparts, at the place and as of the date set forth above.

AURINKA PHOTOVOLTAIC GROUP, S.L.FERROSOLAR OPCO GROUP, S.L.

ANNEX 1

DESCRIPTION OF SERVICES

PROJECT Management IN STAND-BY PERIOD

-	Keep in custody any documents connected with the Project;
-	Keep up-to-date engineering works developed;
-	Keep up-to date specifications of machinery and equipment;
-	Engineering support over existing contracts (reception of equipment, accomplishment of contracts, guarantees, …);
-	Support Ferrosolar OpCo in any negotiation with suppliers over signed contracts;
-	Control and monitoring of suppliers and procurement process (specially with suppliers of civil works, equipment, installations and consumables contracted);
-	Coordination with Architects and project managers (Dirección Facultativa)
-	Coordination of maintenance annual plan for Puertollano site
-	Management and control of construction works (if any);
-	Management and control of installation works (if any);
-	Management of permits and licenses: especially municipal permits and Environmental Issues in coordination with Ferrosolar OpCo and Ferroglobe management;
-	Management of workplace occupational health and risks in coordination with Ferrosolar OpCo and Ferroglobe management;
-	Supporting of HHRR in coordination with Ferrosolar OpCo and Ferroglobe management;
-	Cooperation in management and follow-up of REINDUS loan;
-	Advisory and Support for redefinition of operating costs in Puertollano site (energy, personnel, water, insurance, …);
-	Support in any sales to be made from Ferrosolar OpCo;
-	Support in any technological issue related to buildings, installation and equipment of Puertollano site;
-	Attend any meetings related to the Project.

***********

 ANNEX 2

KEY PERSONNEL

-	Mr. Benjamín Llaneza Caruana
-	Mr. Eduardo Forniés García
-	Ms. Marta Tojeiro Llorente
-	Mr. Fernando Ruiz Casas
-	Mr. Emilio Bautista Ruadas
-	Mr. Javier Serrano Martín
-	Ms. Laura Méndez Giménez
-	Mr. Óscar Sánchez Segura
-	Ms. Ana Llorente de Frutos

 ANNEX 3

AURINKA’S BANK ACCOUNT

-	Financial entity:Caixabank, S.A.
-	Bank account number:ES34 2100 6076 5402 0007 4761
-	Bank account holder:AURINKA PHOTOVOLTAIC GROUP, S.L.